April 2008 Pricing Sheet dated April 23, 2008 relating to Amendment No. 1 to Preliminary Terms No. 584 dated April 15, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
S T R U C T U R E D  I N V E S T M E N T S
Opportunities in Commodities

Commodity-Linked Capital Protected Notes due July 5, 2013
Based on the Performance of a Basket of Ten Commodities and a Commodity Index
PRICING TERMS – APRIL 23, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$9,619,000
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	April 23, 2008
Original issue date:	April 30, 2008 (5 business days after the pricing date)
Maturity date:	July 5, 2013
Principal protection:	100%
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	Coal – API (“coal”)	API21MON	15%	139.00
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	15%	118.30
	High Grade Primary Aluminum (“aluminum”)	LOAHDY	12.5%	3,041.00
	Copper – Grade A (“copper”)	LOCADY	12.5%	8,796.00
	S&P GSCI Livestock Index – ER (“livestock index”)	SPGCLVP	10%	296.3301
	Gold (“gold”)	GOLDLNPM	7.5%	898.50
	Platinum (“platinum”)	PLTMLNPM	7.5%	2,004.00
	Corn – CBOT (“corn”)	C 1	5%	587.75
	Soybeans – CBOT (“soybeans”)	S 1	5%	1,372.00
	Soybean Meal – CBOT (“soymeal”)	SM1	5%	351.60
	Wheat – CBOT (“wheat”)	W 1	5%	817.75

*Bloomberg ticker symbols are being provided for reference purposes only. With respect to each basket commodity, the initial commodity price has been, and the final average commodity price will be, determined based on the prices published by the relevant exchange or the commodity publisher, as applicable.

Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x basket performance x participation rate; provided that the supplemental redemption amount will not be less than zero
Participation rate:	100%
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Commodity performance value:	With respect to each basket commodity: [(final average commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:
For any trading day:
aluminum and copper: the official cash offer price per ton (each as stated in U.S. dollars)
coal: the published price per ton (as stated in U.S. dollars)
corn, soybeans, and wheat: the official settlement price per bushel (each as stated in U.S. cents)
soymeal: the official settlement price per ton (as stated in U.S. dollars)
gold and platinum: the afternoon fixing price per troy ounce (each as stated in U.S. dollars)
livestock index: the official settlement price of the livestock index (as stated in U.S. dollars)
WTI crude oil: the official settlement price per barrel (as stated in U.S. dollars)
For full descriptions please see “Fact Sheet – Commodity price” on page 5 of the accompanying preliminary terms.

Initial commodity price:
The commodity price for the applicable basket commodity on the pricing date, subject to adjustment for each basket commodity individually for non-trading days or non-index business days or in the event of a market disruption event.  See “Basket – Initial commodity price” above.

Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date.
Determination dates:
With respect to each basket commodity, each trading day during the period from and including June 7, 2013 through and including June 28, 2013 on which there is no market disruption event with respect to such basket commodity.

CUSIP:	6174465F2
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	2.50%	97.50%
Total	$9,619,000	$240,475	$9,378,525
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $990 per note.  Please see “Syndicate Information” on page 7 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

“S&P GSCI Livestock Index – ER” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 584 dated April 15, 2008
Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.